                                                                May 24, 1996

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                   -----------------------------------------

                                 SCHEDULE 13D
                              (Amendment No. __)
                   Under the Securities Exchange Act of 1934

                             Atlantic Realty Trust
                               (Name of Issuer)


        Common Shares of Beneficial Interest, Par Value $.01 Per Share

                          ---------------------------
                        (Title of Class of Securities)

                                  048798-10-2
                                (CUSIP Number)

                                 Milton Cooper
                           Kimco Realty Corporation
                            3333 New Hyde Park Road
                         New Hyde Park, NY 11042-0020
                                (516) 869-9000

                ----------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  Copies to:

                          Erica H. Steinberger, Esq.
                               Latham & Watkins
                               885 Third Avenue
                         New York, New York 90022-4802


                                 May 14, 1996
              --------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: / /

        Check the following box if a fee is being paid with the statement: /X/




                           Page 1 of 13 Pages
                           Exhibit Index is on Page 12




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                                                              Page 2 of 13 Pages

                                SCHEDULE 13D


CUSIP No. 048798-10-2


1. Name of Reporting Person


   Kimco Realty Corporation


2. Check the Appropriate Box if a Member of a Group         (a) / /
                                                            (b) / /



3. SEC Use Only



4. Source Of Funds

   WC


5. Check Box if Disclosure of Legal Proceedings is Required Pursuant
   to Items 2(d) or 2(e)                                            / /



6. Citizenship or Place of Organization

   Maryland





                   7.Sole Voting Power

                     264,658
NUMBER OF
SHARES             8.Shared Voting Power
BENEFICIALLY
OWNED BY             None
REPORTING
PERSON             9.Sole Dispositive Power

WITH
                     264,658

                  10.Shared Dispositive Power

                     None


11.Aggregate Amount Beneficially Owned by Each Reporting Person

   264,658


12.Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares  /X/


13.Percent of Class Represented by Amount in Row (11)

   7.4%


14.Type of Reporting Person

   CO



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                                                            Page 3 of 13 Pages

                                SCHEDULE 13D


CUSIP No. 048798-10-2


1. Name of Reporting Person

   Milton Cooper


2. Check the Appropriate Box if a Member of a Group         (a) / /
                                                            (b)



3. SEC Use Only



4. Source of Funds

   OO


5. Check Box if Disclosure of Legal Proceedings is Required Pursuant
   to Items 2(d) or 2(e)                                              / /



6. Citizenship or Place of Organization

   U.S.A.


                   7.Sole Voting Power

                     29,824
Number of
Shares             8.Shared Voting Power
Beneficially
Owned By             3,127
Reporting
Person             9.Sole Dispositive Power
With
                     29,824


                  10.Shared Dispositive Power

                     3,127


11.Aggregate Amount Beneficially Owned by Each Reporting Person

   32,951


12.Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares  /X/



13.Percent of Class Represented by Amount in Row (11)

   .9%


14.Type of Reporting Person

   IN

Item 1.  Security and Issuer.

                  The title of the class of equity securities to which this Schedule relates is common shares of beneficial interest, par value $.01 per share (the "Shares"), of Atlantic Realty Trust, a Maryland real estate investment trust (the "Company"). The Company's principal executive offices are located at 747 Third Avenue, New York, New York 10017.

Item 2.  Identity and Background.

                  (a)-(c), (f) This statement is being filed by Kimco Realty Corporation, a Maryland corporation ("Kimco"), and Milton Cooper, the Chairman of the Board and Chief Executive Officer of Kimco (each a "Reporting Person" and collectively "the Reporting Persons").

                  Kimco owns and operates neighborhood and community shopping centers in 38 states and manages additional properties. It intends to operate as a Real Estate Investment Trust for federal income tax purposes. Kimco's principal place of business is 3333 New Hyde Park Road, New Hyde Park, New York 11042-0020.

                  Mr. Cooper is the Chairman of the Board of Directors and Chief Executive Officer of Kimco. His business address is c/o Kimco, 3333 New Hyde Park Road, New Hyde Park, New York 11042-0020.

                  Information with respect to the executive officers and directors of Kimco, other than Mr. Cooper, required by Instruction C of Schedule 13D is set forth on Schedule I hereto and incorporated herein by reference.

                  (d) and (e). During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any other person named on Schedule I has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

                  Kimco acquired 71,521 Shares, and Mr. Cooper acquired directly or through IRA Accounts 29,824 Shares, as a result of the distribution (the

"Distribution") by RPS Realty Trust ("RPS"), effective May 13, 1996, of Shares to holders of shares of beneficial interest, par value $.10 per share ("RPS Shares"), of RPS in the ratio of one Share for every eight RPS Shares held on the record date for the Distribution (before taking into account a reverse stock split of RPS shares which occurred immediately prior to the Distribution). No consideration was paid by Kimco or Mr. Cooper for such Shares. Kimco thereafter acquired an additional 193,137 Shares in open market purchases, the funds for which were obtained from its working capital.


Item 4.  Purpose of Transaction.

                  The Reporting Persons hold their Shares received in the Distribution, and Kimco acquired its additional Shares, as an investment. From time to time, subject to the continuing evaluation of the factors discussed herein, Kimco may acquire additional Shares in the open market or in privately negotiated transactions, or otherwise increase its ownership of Shares, or the Reporting Persons may sell all or a portion of their Shares in the open market or in privately negotiated transactions. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons' review of numerous factors, including, among other things, the availability of Shares for purchase and the price levels of such Shares; general market and economic conditions; ongoing evaluation of the Company's assets and operations; the relative attractiveness of alternative business and investment opportunities; the actions of the management and the Board of Directors of the Company; and other future developments.

                  Pursuant to the Company's Amended and Restated Declaration of Trust (the "Declaration of Trust"), the Company shall continue for a period of 18 months from the date of the Distribution, during which time it shall reduce to cash or cash equivalents the Company's assets and either (i) make a liquidating distribution to its shareholders or (ii) agree to merge or combine operations with another real estate entity, in either case, as soon as practicable following the Distribution and within such 18-month period (unless on or before the expiration of such 18-month period the holders of at least two-thirds of the outstanding Shares approve the extension of such date or such date is automatically extended without a shareholder vote because a contingent tax liability relating to RPS that has been assumed by the Company has not been satisfactorily resolved). Depending upon the factors discussed above, Kimco may seek to acquire one or more assets of the Company (including the Hylan Center, as defined below), as part of the Company's liquidation of such assets, or propose a business combination or other business arrangement with the Company. Prior to the Distribution, Mr. Cooper, as Kimco's representative, had discussions with management of RPS concerning a possible purchase of RPS's mortgage and other interests in a shopping center located on Hylan Boulevard in Staten Island, New York (the "Hylan Center"), which was considered by RPS to be a "problem loan" as of December 31, 1995, as discussed in the Information Statement dated March 29, 1996 (the "Information Statement") furnished to holders of RPS Shares in connection with the Distribution. The mortgage and other interests of RPS in the Hylan Center were transferred by RPS to the

Company prior to the Distribution.

                  Although the foregoing reflects the present intention of the Reporting Persons with respect to the Company, it is subject to change at any time. Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


Item 5.  Interest in Securities of the Issuer.

                  (a) Kimco beneficially owns an aggregate of 264,658 Shares, or approximately 7.4% of the outstanding Shares (based on 3,561,552 Shares reported by the Company to be outstanding in the Company's Quarterly Report on Form 10-Q for the Period Ended March 31, 1996).

                  Mr. Cooper beneficially owns 32,951 Shares, or approximately .9% of the outstanding Shares, of which 2,012 Shares are held through IRA accounts, and 3,127 Shares are held by a trust for Adam Kimmel, the son of Martin S. Kimmel (the "Kimmel Trust"), for which Mr. Cooper serves as a trustee. Such holdings do not include an aggregate of 6,050 Shares held by Mr. Cooper's adult children or their spouses, an aggregate of 2,979 Shares held by nine trusts for the benefit of Mr. Cooper's grandchildren, for which certain of such adult children serve as trustees, 12,590 Shares held by Getty Petroleum Corp., a Delaware corporation engaged in the marketing of petroleum products ("Getty Petroleum"), of which Mr. Cooper is a director and approximately 8% stockholder, or 3,750 Shares held by CLS General Partnership Corporation (a Delaware corporation which serves as the general partner of Power Test Investors Limited Partnership, a New York limited partnership formed to hold certain real estate assets leased to Getty Petroleum), of which Mr. Cooper is a stockholder and serves as secretary and a director, as to all of which Shares Mr. Cooper disclaims beneficial ownership. All of such Shares were received by such persons in the Distribution by reason of their ownership of RPS Shares.

                  Except as set forth herein, each of the Reporting Persons disclaims beneficial ownership of any Shares beneficially owned by any other person described in this Item 5(a) or on Schedule I hereto.

                  (b) Each Reporting Person has sole power to vote, or direct the vote, and to dispose or direct the disposition of, all Shares reported as beneficially owned by it or him, except that, with respect to the 3,127 Shares held by the Kimmel Trust, Mr. Cooper shares such power with the other trustee.

                  (c) Schedule I attached hereto sets forth all transactions in Shares effected by or for the account of the Reporting Persons during the past 60 days.

                  (d) No person other than the Reporting Persons is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons, except that, with respect to the Shares owned by the Kimmel Trust, such Trust and the trustee thereof who shares such power with Mr. Cooper.

                  (e)      Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None


Item 7.  Material to be Filed as Exhibits.

         Joint Filing Agreement is attached hereto as Exhibit 1.

                                  SCHEDULE I

1.       Executive Officers & Directors of Kimco.

                  Set forth below is the name, principal business, business address and beneficial ownership of Shares of each executive officer and director of Kimco, other than Milton Cooper, for whom such information is contained in Items 2 and 5 of the Schedule 13D. Unless otherwise indicated, the current business address of each person is c/o Kimco, 3333 New Hyde Park Road, Suite 100, New Hyde Park, NY 11042-0020. Each such person is a citizen of the United States of America.

                                                 Principal Occupation or
 Name                                            Employment                           Shares Beneficially Owned(1)
- -------                                          ----------                           -------------------------
Martin S. Kimmel                                 Chairman (Emeritus) of the Board              10,487(2)
                                                 of Directors.

Richard G. Dooley                                Director of Kimco; Consultant to                -0-
c/o Massachusetts Mutual Life                    Massachusetts Mutual Life
Insurance Company                                Insurance Company
1295 State Street
Springfield, Mass. 01111

Michael J. Flynn                                 Vice Chairman of the Board of                   -0-
                                                 Directors of Kimco


Frank Lourenso                                   Director of Kimco; Executive Vice               -0-
c/o Chemical Bank                                President of Chemical Bank
270 Park Avenue.
New York, NY 10017

David M. Samber                                  Director, President and Chief                3,750(3)
                                                 Operating Officer of Kimco

Robert P. Schulman                               Senior Vice President and                      1,625
                                                 Secretary of Kimco

Alex Weiss                                       Vice President of Kimco                        1,250

Louis J. Petra                                   Chief Financial Officer and                     -0-
                                                 Treasurer of Kimco

Bruce M. Kauderer                                Vice President, Legal Department                -0-

Joseph V. Denis                                  Vice President,                                 -0-
                                                 Construction of Kimco

- --------

1 All of such Shares were received in the Distribution and no consideration was paid therefor.

2 Does not include 14,125 Shares beneficially owned by Mr. Kimmel's wife or 3,127 by a trust for the benefit of Mr. Kimmel's son, for which Mr. Cooper serves as trustee, as to which Mr. Kimmel disclaims beneficial interest. Such
Shares were received in the Distribution and no consideration was paid therefor.

3 Does not include 62 Shares beneficially owned by Mr. Samber's wife, as to which Mr. Samber disclaims beneficial interest. Such Shares were received in the Distribution and no consideration was paid therefor.



2.       Transactions in Shares.

         Set forth below are all transactions in Shares effected by Kimco during the past 60 days. All such transactions were purchases effected by Kimco in the over-the-counter market.

                 Date     Number of Shares     Price per Share
                 ----     ----------------     ---------------
                May 14          33,799             $8.60
                                71,286             $9.00
                                 4,500             $8.80
                May 15          58,300             $8.72
                May 16          15,500             $8.38


                May 17           6,500             $8.125

                May 21           3,252             $7.80

                                   SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                            KIMCO REALTY CORPORATION


                                   By: /s/ Milton Cooper
                                      ------------------------------
                                      Name:Milton Cooper
                                      Title:Chairman and Chief Executive Officer

                                      Dated:May 24, 1996

                                   SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                            /s/ Milton Cooper
                                            -------------------------------
                                            MILTON COOPER

                                                 Dated:May 24, 1996
                                                       --------------------

                                 EXHIBIT INDEX

                                                                    Page Number
                                                                    -----------
Exhibit 1.                 Joint Filing Agreement                        13

                                                                  Page 13 of 13
                                   EXHIBIT 1

                            JOINT FILING AGREEMENT


                 In accordance with Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on
Schedule 13D (including amendments thereto) with respect to the common shares of beneficial interest, par value $.01 per share (the "Shares"), of Atlantic Realty Trust, a Maryland real estate investment trust, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

                 IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 24th day of May 1996.


                                 KIMCO REALTY CORPORATION


                                 By: /s/ Milton Cooper
                                     ----------------------------------------
                                     Name:Milton Cooper
                                     Title:Chairman and Chief Executive Officer



                                 /s/ Milton Cooper
                                 --------------------------------------------
                                 MILTON COOPER




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